September 8, 2017
VIA EDGAR
Cecilia Blye
Chief
Office of Global Security Risk
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-9303

Re:	Concordia International Corp.
Form 40-F for the Fiscal Year Ended December 31, 2016
Filed March 16, 2017
File No. 001-37413
Dear Ms. Blye:
This letter relates to the comment letter (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission, dated September 7, 2017, concerning the Form 40-F for the Fiscal Year Ended December 31, 2016 of Concordia International Corp. (the “Company”).
Per the conversation with Daniel Leslie, Staff Attorney, on September 8, 2017 with the Company’s Chief Legal Officer, Francesco Tallarico, the Company is in receipt of the Comment Letter and hereby confirms that it will address the Staff’s comments by October 5, 2017.
Should any member of the Staff have any questions or comments with respect to the foregoing, please do not hesitate to contact the undersigned at (905) 842-5150 (ext. 228) or by email (Francesco.Tallarico@concordiarx.com).

Sincerely,

/s/ Francesco Tallarico

Francesco Tallarico

Securities and Exchange Commission
September 8, 2017

cc:	Daniel Leslie, Staff Attorney
Suzanne Hayes, Assistant Director, Division of Corporation Finance
(Securities and Exchange Commission)